Exhibit 99.5

Announcement of Nominations

ANNOUNCEMENT OF NOMINATIONS OF MR. G. BÄCHLER FOR REAPPOINTMENT AS EXECUTIVE DIRECTOR AND OF MR. H.J. HEKLAND, MR. G.J. TIBBITTS AND DR. H. DREISMANN FOR REAPPOINTMENT AS NON-EXECUTIVE DIRECTOR

23 April 2024. Mainz Biomed N.V. announces that Mr. G. Bächler has been nominated by the board for reappointed as executive director and that Mr. H.J. Hekland, Mr. G.J. Tibbitts and Dr. H. Dreismann have been nominated by the board for reappointed as non-executive director of Mainz Biomed N.V. at the annual general meeting of Mainz Biomed N.V. to be held on 29 May 2024.

Mr. Bächler was appointed executive director for a term commencing on 13 August 2021 and ending at the close of the annual general meeting to be held in 2024. Dr. Eidens was appointed executive director for a term commencing on 9 November 2021 and ending at the close of the annual general meeting to be held in 2024. Mr. Hekland and Ms. Holden were appointed non-executive director for a term commencing on 9 November 2021 and ending at the close of the annual general meeting to be held in 2024. Dr. H. Dreismann was reappointed non-executive director for a term commencing on 28 June 2023, the date of the annual general meeting held in 2023, and ending at the close of the annual general meeting to be held in 2024.

It is proposed that Mr. Bächler and Dr. Eidens be reappointed executive director and that Mr. H.J. Hekland, Ms. O.N. Holden and Dr. H. Dreismann be reappointed non-executive director of Mainz Biomed N.V. for a term commencing at the close of the annual general meeting to be held on 30 May 2024 and ending at the close of the annual general meeting to be held in 2025.

Mr. Bächler has global experience in private and public companies specialising in the life science and medical diagnostics fields. Mr. Bächler founded Berkeley Life Science Advisors, a diagnostic and life science start-up consulting business, in 2019. He was the Chief Executive Officer of SummerBio, a leading COVID testing CLIA laboratory in California, from July 2020 to February 2021 and Chief Executive Officer and Chief Operating Officer of Singulex, Inc. from November 2008 to June 2019.

Mr. Bächler previously held several leadership positions at Roche Molecular Systems, including serving as a member of its executive team. He held various leadership positions at Roche Diagnostics within Research, Development, and Marketing in Switzerland and California during his almost twenty years with the company. Since 2020, Mr. Bächler is the chairman of the board of Telo Genomics, a publicly traded Canadian biotech company and an advisor to other life science companies.

Mr. Bächler holds a Bachelor’s Degree in Electrical Engineering and completed a series of executive finance and management classes at the London School of Business and at the Haas Business School at the University of California, Berkeley.

Mr. Hekland graduated Siviløkonom (MBA) from Norwegian School of Economics and Business Administration in Bergen, Norway in 1983. He has had several executive positions in international Banking and Industry until 2001 when he established Sarsia Innovation as the tech-transfer-office for University of Bergen. He has during his career developed Sarsia into a venture fund management company, established three venture funds. He holds board positions in several healthcare and biotech companies, and since 2021, he has been on the board of Lifecare AS (Euronext Growth: LIFE), a company developing a continuous glucose measurement implant.

In 2013 he established ColoAlert AS together with Dr. Dagfinn Øgreid and Dr Roger Løvlie and engaged PharmGenomics to develop the ColoAlert test, which led to the current license agreement.

Mr. Tibbitts is a Certified Public Accountant with over 30 years of professional experience as a senior financial executive and as a board member of publicly traded and privately held companies. His expertise includes multiple debt and equity transactions, restructure of complex manufacturing operations, resolution of technical accounting issues and direct interactions with the U.S. Securities and Exchange Commission. He worked as a Chief Financial Officer for both public and private companies, primarily in the medical diagnostics and life sciences sectors. He served as a board member for CoImmune Inc, a biotechnology company, through March 2024, and served as a board member for IDMI Pharma, Inc., a NASDAQ listed biotech company prior to its acquisition. He obtained a B.B.A. at University of San Diego and an M.B.A. at San Diego State University.

Dr. Dreismann, Ph.D., had a successful career at the Roche Group from 1985 to 2006 where he held several senior positions, including President and CEO of Roche Molecular Systems, Head of Global Business Development for Roche Diagnostics and as a member of Roche’s Global Diagnostic Executive Committee. During the past five years, Dr. Dreismann served on the Board of Directors of Myriad Genetics, Inc., Med BioGene, Inc. and Ignyta, Inc. He earned a M.S. degree in biology and his Ph.D. in microbiology/molecular biology (summa cum laude) from Westfaelische Wilhelms University (The University of Münster) in Germany.